SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2012, incorporated by reference herein:

Exhibit

99.1       Release dated August 28, 2012, entitled “GROUP RESULTS FOR THE QUARTER AND
             YEAR ENDED 30 JUNE 2012”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 28, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • (“DRDGOLD” or “the Group”)
GROUP RESULTS FOR THE QUARTER AND
YEAR ENDED 30 JUNE 2012
STOCK
Issued capital
385 383 767 ordinary no par value shares
6 268 173 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and
committed: 398 740 179
Dividend declared of 10 cents per ordinary share, up 33%
Operating profit from continuing operations up 53% to R622.2 million
Headline earnings per share from continuing operations up 259% to
61 cents per share
Net cash flow from operations up 91% to R619.5 million
Ergo’s flotation/fine-grind project on track, to be completed in February 2013
Restructuring of surface retreatment operations completed
Blyvoor disposal completed
STOCK TRADED
JSE
NYSE*
Average volume for the quarter
per day (’000)
% of issued stock traded (annualised)
Price    • High
• Low
• Close
610
41
R5.84
R4.70
R5.35
471
32
$0.743
$0.560
$0.655
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares
KEY FEATURES
FOR THE YEAR
Review of operations
Quarter
Quarter
% change
Quarter
12 months
to
12 months
to
% change
Group
Jun 2012
Mar 2012
Jun 2011 30 Jun 2012 30 Jun 2011
Gold production
 Continuing operations
oz
32 216
34 947
(8)
35 364
135 708
144 065
(6)
kg
1 002
1 087
(8)
1 100
4 221
4 481
(6)
Discontinued operations
oz
12 023
25 946
(54)
27 715
96 645
121 114
(20)
kg
374
807
(54)
862
3 006
3 767
(20)
Group
oz
44 239
60 893
(27)
63 079
232 353
265 179
(12)
kg
1 376
1 894
(27)
1 962
7 227
8 248
(12)
Gold production sold
 Continuing operations
oz
29 966
34 947
(14)
33 436
135 419
143 585
(6)
kg
932
1 087
(14)
1 040
4 212
4 466
(6)
Discontinued operations
oz
10 737
25 946
(59)
27 714
95 359
124 005
(23)
kg
334
807
(59)
862
2 966
3 857
(23)
Group
oz
40 703
60 893
(33)
61 150
230 778
267 590
(14)
kg
1 266
1 894
(33)
1 902
7 178
8 323
(14)
cash operating costs
 Continuing operations
US$ per oz
1 161
1 074
8
1 057
1 096
973
13
ZAR per kg
302 221
267 044
13
230 270
272 778
218 867
25
Discontinued operations
US$ per oz
1 590
1 391
14
1 573
1 404
1 290
9
ZAR per kg
432 307
346 875
25
344 006
350 032
289 870
21
Group
US$ per oz
1 278
1 209
6
1 283
1 223
1 119
9
ZAR per kg
337 579
301 059
12
280 240
304 912
251 296
21
Gold price received
US$ per oz
1 575
1 691
(7)
1 522
1 679
1 372
22
ZAR per kg
421 834
421 420
–
331 372
418 538
308 221
36
capital expenditure
US$ million
11.7
8.0
46
13.8
41.1
45.3
(9)
ZAR million
94.6
62.2
52
93.6
319.1
315.8

DRDGOLD Limited Shareholder Report 2012

Dear shareholder
We have ended the year with numerous achievements under our belt. Operating profit from continuing operations was 53% higher year on year at R622.2 million, contributing to a 259% increase in headline earnings per share from continuing operations (“HEPs”) to 61 south African (“sA”) cents. Net cash flow from operations rose by 91% to R617.5 million. We have declared a dividend of 10 sA cents per ordinary share for the year – our fifth successive annual dividend declaration.
Completion and commissioning of the R350 million Ergo plant upgrade to a volume capacity of 1.8 million tonnes per month and of the Crown-
Ergo pipeline facilitated full consolidation of our surface retreatment footprint. Amid several changes, including the phasing out of two plants, the commissioning of two new reclamation sites and phasing out of two depleted sites, including the very lucrative Top star dump, we were encouraged by the final production number from this operation of 135 708oz, 3% short of the lower end of our steady-state annual target.
Work began, and is now well advanced, on the flotation/fine-grind circuit at the Brakpan plant. This is funded in part by R111 million raised through a
Domestic Medium-Term Note Programme.
We have completed Part A of the disposal of our 74% interest in Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) to Village Main Reef Limited
(“Village”) settled in 85 714 286 Village shares. We stated earlier that our goal was to transfer Blyvoor to an experienced operator – we believe that the
Village team is just that, and that this will show in the performance of their stock, of which we now hold just under 9%.
We also re-invested just under R58 million of surplus cash, part of which was made up of the proceeds of the working capital adjustment owed by Village to DRDGOLD to repurchase a total of 9 852 800 million DRDGOLD ordinary shares.
We are also very grateful that, for the fifth consecutive quarter, we have avoided mining-related fatalities, and in fact achieved a significant 180 days lost time injury free shifts at our Crown and Knights plant. Sadly though, a member of the personnel of our security contractor, Emanuel Zama Rikhothso, passed away from inhaling fumes from a wood fire contained in a metal drum while he was on duty in an enclosed shelter. A detailed account of our safety, health and environmental performance in Fy2012 is contained in our sustainable Development Report for the year, scheduled for publication around the end of september 2012.
RESERVES AND RESOURCES
DRDGOLD’s total attributable mineral reserves and resources in FY2012 were both lower – the former at 1.8Moz and the latter at 37.6Moz – due to the disposal of Blyvoor.
The FY2012 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral Resource
and Mineral Reserves (“SAMREC”) by DRDGOLD’s designated competent person, C Mervin Brett, who is a part-time employee of DRDGOLD.
CORPORATE ACTIVITY
During the quarter we announced a restructuring of DRDGOLD, the effect of which is to consolidate into one operating entity, Ergo Mining (Pty) Ltd
(“Ergo”), all of our surface retreatment operations. Ergo and East Rand Proprietary Mines Limited (“ERPM”) are now both 100% held by Ergo Mining
Operations (Pty) Ltd (“EMO”), which, in turn, is 74% held by DRDGOLD, 20% by our black economic empowerment (“BEE”) partner, Khumo Gold SPV
(Pty) Ltd and 6% by the DRDSA Empowerment Trust.
The new structure is considerably simpler, maintains DRDGOLD’s full compliance with the BEE equity requirements of the Mining Charter, and is expected to result in improved operational synergies and cost savings.
Detailed operational review
CONTINUING OPERATIONS (“ERGO”)
Q4 2012 v Q3 2012
Gold production was down 8% at 32 216oz from the previous quarter as a result of a 2% drop in output and a 5% decline in yield. These were as a result of the final de-commissioning of the Crown plant, and the phasing of its volumes into the Ergo plant, as well as design upgrades in the Crown-Ergo pipeline to better manage the pressure dynamics of the column. Cash operating costs rose by 13% to R302 221/kg due both to lower gold production and substantially higher electricity costs. A 16.7% increase in the cost of electricity by power utility Eskom came into effect in April and its winter tariff, in effect a premium of 60%, applied in June. Operating profit was down from R162.2 million to R114.8 million. The average Rand gold price received for the quarter remained virtually unchanged at R421 834/kg. Capital expenditure, was R82.5 million, spent mainly on on-going development of the flotation/
fine-grind project at the Brakpan plant.
Q4 2012 v Q4 2011
While throughput in the quarter under review was 1% up from the 5 451 000t recorded in the comparable quarter of 2011, grade was 10% down from
0.20g/t, resulting in a 10% decline in gold production, from 35 364oz. Key factors contributing to the decline in grade were conclusion of reclamation from the higher-grade Top Star and Mennells dumps and the start of reclamation from the lower-grade 4L42 and 3A2 dumps. Cash operating costs were
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the fiscal year ended 30 June 2011, which we filed with the United States Securities and Exchange Commission on 28 October
2011 on Form 20-F. you should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.

up 31% from R230 270/kg, a consequence both of lower gold production and the higher cost of electricity and wages. Operating profit was up 3% from
R111.6 million due to the higher Rand gold price received.
FY2012 v FY2011
Gold production was 6% lower year on year at 135 708oz; while volume increased to 21 603 000t, there was a 9% decrease in grade to 0.20g/t.
Lower grade was a consequence of the afore-mentioned conclusion of reclamation from the high-grade Top Star and Mennells dumps and the start of reclamation from the lower-grade 4L42 and 3A2 dumps. A 25% increase in unit cash operating costs to R272 778/kg resulted mainly from lower gold production and increases in the cost of electricity and wage increases. Operating profit was 53% higher at R622.2 million, mainly due to a 36% increase in the Rand gold price received to R418 538/kg. Capital expenditure was 15% higher at R236.2 million (FY2011: R205.3 million), reflective mainly of continued investment in development of the Ergo infrastructure to improve recoveries through the flotation/fine-grind project.
DISCONTINUED OPERATION (BLYVOOR)
The sale of DRDGOLD’s 74% interest in its discontinued operation, Blyvoor, was completed in May 2012 and therefore the results for the quarter are for the months of April and May only. Consequently, results for the quarter are not comparable with those of the previous quarter, or with Q4 2011. Similarly, results for Fy2012 are not comparable with those of Fy2011.
ZIMBABWE
Exploration activity during the quarter remain focused on the John Bull, Leny and Ascot targets at Norton on the Zimbabwe Greenstone Belt; the KT target at Gweru; and the Guinea Fowl River alluvial target. At John Bull, trenching revealed a high of 24.5g/t with strike lengths of more than 600m. Three of six drill holes were completed, the third of which intersected two promising areas, 50 cm and 5m thick respectively. At Leny, diamond drilling has been completed. An intersection of 7.7g/t over 60cm will be followed up. A geochemical survey has shown interesting results and will need to be followed up with a further survey over a smaller grid and, possibly, drilling. At Ascot, geophysical and geochemical surveys are being undertaken. At KT, drilling results point to narrow quartz vein mineralisation and need for follow-up. At Guinea Fowl River, a pilot recovery programme has begun.
DIVIDEND
The board has approved and declared a final dividend of 10 sA cents per ordinary share (gross) in respect of the year ended 30 June 2012.
The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x)
and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
– The dividend has been declared out of income reserves;
– The local Dividends Tax rate is 15% (fifteen per centum);
– There are no Secondary Tax on Companies (STC) credits to be utilised;
– The gross local dividend amount is 10 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
– The net local dividend amount is 8.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
– DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 268 173 treasury shares); and
– DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
2012
Last date to trade ordinary shares cum dividend Friday, 5 October
Ordinary shares trade ex dividend Monday, 8 October
Record date Friday, 12 October
Payment date Monday, 15 October
On payment date, dividends due to holders of certificated securities on the south African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of strate, between Monday, 8 October 2012 and Friday 12 October 2012, both days inclusive, no transfers between the south African and any other share register will be permitted and no ordinary shares pertaining to the south African share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and united Kingdom registers will be Monday, 15 October 2012.
To holders of American Depository shares
Each American Depository share (“ADs”) represents ten ordinary shares
2012
ADSs trade ex dividend on NYSE Wednesday, 10 October
Record date Friday, 12 October
Approximate date for currency conversion Friday, 19 October
Approximate payment date of dividend Monday, 29 October
Assuming an exchange rate of R8.31/$1, the dividend payable on an ADS is equivalent to 12.03 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING FORWARD
In order to deliver into the targets we have set for ourselves and the expectations we have created, we need to deliver into two key imperatives –
maintaining volume delivery of tonnes to plant, and getting the flotation/fine-grind circuit operational before the end of this financial year. These will remain our key priorities for the current fiscal year.
We also believe that the biggest long-term upside still lies in improving recoveries and that there is room for improvement over and above the improvements the flotation/fine-grind circuit promises. We will therefore continue with research and development to further enhance metallurgical efficiency.
There are a growing number of sustainable development initiatives that are integral to our day-to-day activities and that are becoming strategically significant. By way of example, the amount of water we use requires intelligent and innovative water consumption strategies and initiatives. Manufactured capital is deployed increasingly to reduce our carbon footprint and EBDA, our business development academy, has made the step-change from a quasi-
charitable and mechanical compliance institution to one that develops real human and social capital.
Going forward, we can leverage the expertise developed over years that enable us to recycle tailings profitably, to consider expanding into other areas of reclamation and recovery. To the extent that we can do this, without violating the objects of sustainable development or our strategic commitment to low risk and high margins, it may well offer an exciting new strategic course.
Niël Pretorius
– Chief Executive Officer
28 August 2012

DRDGOLD Limited Shareholder Report 2012

The condensed consolidated preliminary financial statements are prepared in accordance with the recognition and measurement principles of International
Financial Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim
Financial Reporting applied to year end reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting
Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2011.
The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2012 have been reviewed by Mr R Davel of KPMG Inc, the group’s auditor. In their review report dated 28 August 2012, which is available for inspection at the Company’s Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the
Independent Auditor of the Entity, which applies to a review of group preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
12 months to
12 months to
Statement of comprehensive income
Jun 2012
Mar 2012 Jun 2011
30 Jun 2012
30 Jun 2011
Rm
Rm Rm Rm Rm
Notes
Unaudited
unaudited unaudited Reviewed Reviewed
continuing operations
Gold and silver revenue
393.5
458.3 344.6
1 764.2
1 379.5
Net operating costs
(278.7)
(296.1) (233.0)
(1 142.0)
(972.5)
Cash operating costs
(302.8)
(290.3) (253.3)
(1 151.4)
(980.8)
Movement in gold in process
24.1
(5.8) 20.3
9.4
8.3
Operating profit
114.8
162.2 111.6
622.2
407.0
Depreciation
(29.7)
(31.7) (27.7)
(119.2)
(98.3)
Movement in provision for environmental rehabilitation
(36.6)
(9.8) (30.1)
(59.5)
(47.0)
Retrenchment costs
–
– –
–
(0.8)
Net operating profit
48.5
120.7 53.8
443.5
260.9
Impairments
(1.1)
– (1.1)
(1.1)
(1.1)
Environmental rehabilitation costs
(10.0)
(13.5) (15.8)
(47.3)
(41.5)
Corporate, administration and other expenses
(45.0)
(32.5) (40.9)
(130.1)
(105.9)
share-based payments
(0.6)
(0.8) (0.3)
(3.1)
(2.9)
Net gain/(loss) on financial liabilities measured at
amortised cost
–
– 3.5
(7.1)
(10.2)
(Loss)/profit on disposal of assets
(9.6)
– 1.6
(9.6)
3.3
Finance income
7.8
5.9 5.9
24.5
23.2
Finance expenses
0.1
(2.8) 2.9
(8.7)
(12.6)
(Loss)/profit before taxation
(9.9)
77.0 9.6
261.0
113.2
Income tax
8.6
(11.2) (0.4)
(17.0)
(6.3)
Deferred tax
77.7
(8.3) 11.9
9.0
(23.4)
Profit after taxation
76.4
57.5 21.1
253.0
83.5
Discontinued operations
(Loss)/profit for the period from discontinued operations
1
(1.5)
6.9 17.6
134.5
47.7
Loss on sale of subsidiary
(10.5)
– –
(10.5)
–
Impairments from discontinued operations 1
–
– (546.6)
–
(546.6)
Net profit/(loss) for the period
64.4
64.4 (507.9)
377.0
(415.4)
Attributable to:
Equity owners of the parent
58.1
49.9 (367.9)
308.7
(287.9)
Non-controlling interest
6.3
14.5 (140.0)
68.3
(127.5)
64.4
64.4 (507.9)
377.0
(415.4)
Other comprehensive income
Foreign exchange translation and other
(2.2)
1.4 0.8
(4.0)
0.8
Net gain on disposal of an available-for-sale financial asset reclassified to profit or loss
(6.7)
– –
(6.7)
–
Mark-to-market of available-for-sale investments
19.2
– 0.3
19.2
0.3
Total comprehensive income for the period
74.7
65.8 (506.8)
385.5
(414.3)
Attributable to:
Equity owners of the parent
69.4
51.3 (366.9)
318.2
(286.9)
Non-controlling interest
5.3
14.5 (139.9)
67.3
(127.4)
74.7
65.8 (506.8)
385.5
(414.3)
Reconciliation of headline earnings
Net profit/(loss)
58.1
49.9 (367.9)
308.7
(287.9)
Adjusted for:
– Impairments
1.1
– 547.7
1.1
547.7
– Loss/(profit) on disposal of assets
9.6
– (1.6)
9.6
(3.3)
– Loss on sale of subsidiary
10.5
– –
10.5
–
– Net gain on disposal of an available-for-sale financial asset reclassified from equity
(6.7)
– –
(6.7)
–
– Non-controlling interest in headline earnings adjustment
4.9
– (150.0)
4.9
(149.6)
– Taxation thereon
1.7
–
0.8
1.7
0.8
Headline earnings
79.2
49.9 29.0
329.8
107.7
Headline earnings per share-cents
– From continuing operations
22
12 4
61
17
– From total operations
21
13 8
86
28
Basic earnings/(loss) per share-cents
– From continuing operations
18
12 7
57
17
– From total operations
15
13 (96)
80
(75)
Diluted headline earnings per share-cents
21
13 8
86
28
Diluted basic earnings/(loss) per share-cents
15
13 (96)
80
(75)
Calculated on the weighted average ordinary shares issued of :
382 373 999
384 229 290
384 884 379    384 169 915
384 884 379

cONDENSED cONSOLIDATED
Quarter
Quarter
Quarter     12months to    12 months to
Statement of changes in equity
Jun 2012
Mar 2012 Jun 2011
30 Jun 2012
30 Jun 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Balance at the beginning of the period
1 482.7
1 439.0 1 725.1
1 219.2
1 649.9
share capital issued
(0.5)
– –
1.3
(0.7)
– for share options exercised
–
– –
1.8
–
– for costs
(0.5)
– –
(0.5)
(0.7)
Increase in share-based payment reserve
1.4
0.8 0.9
4.1
3.5
Net profit/(loss) attributable to equity owners of the parent
58.1
49.9 (367.9)
308.7
(287.9)
Net profit/(loss) attributable to non-controlling interest
6.3
14.5 (140.0)
68.3
(127.5)
Disposal of subsidiary attributable to non-controlling interest
97.5
– –
97.5
–
Dividends paid on ordinary share capital
–
– –
(28.9)
(19.2)
Treasury shares acquired
(21.9)
(22.9) –
(44.8)
–
Other comprehensive income
10.3
1.4 1.1
8.5
1.1
Balance as at the end of the period
1 633.9
1 482.7 1 219.2
1 633.9
1 219.2
cONDENSED cONSOLIDATED
As at
As at
As at
Statement of financial position
30 Jun 2012    31 Mar 2012  30 June 2011
Rm
Rm Rm
Notes
Reviewed
Unaudited Reviewed
Assets
Non-current assets
2 021.6
1 735.2 1 778.6
Property, plant and equipment
1 641.6
1 584.2 1 550.1
Non-current investments and other assets
176.1
10.8 25.1
Environmental rehabilitation trust funds and investments
165.6
104.8 134.2
Deferred tax asset
38.3
35.4 69.2
Current assets
470.6
798.5 510.0
Inventories
105.8
81.6 122.9
Trade and other receivables
66.3
118.6 128.0
Cash and cash equivalents 2
298.5
379.8 259.1
Assets classified as held-for-sale 1
–
218.5 –
Total assets
2 492.2
2 533.7 2 288.6
Equity and liabilities
Equity
1 633.9
1 482.7 1 219.2
Equity of the owners of the parent
1 497.2
1 448.8 1 247.3
Non-controlling interest
136.7
33.9 (28.1)
Non-current liabilities
597.3
628.2 659.4
Loans and borrowings
–
– 40.4
Post-retirement and other employee benefits
6.0
5.9 6.3
Provision for environmental rehabilitation
504.3
464.9 490.2
Deferred tax liability
87.0
157.4 122.5
Current liabilities
261.0
422.8 410.0
Trade and other payables
230.3
239.9 330.7
Loans and borrowings 3
30.7
30.6 79.3
Liabilities classified as held-for-sale 1
–
152.3 –
Total equity and liabilities
2 492.2
2 533.7 2 288.6

DRDGOLD Limited Shareholder Report 2012

Notes to the financial statements
1. DISCONTINUED OPERATIONS
On 8 November 2011, DRDGOLD announced the acceptance of an expression of interest (“EOI”) from Village for the acquisition of DRDGOLD’s entire interest in and claims against Blyvoor for R1 and 85 714 286 new ordinary shares of Village. Pursuant to the EOI, DRDGOLD, Village and Business Venture
Investments No 1557 (Pty) Ltd (a wholly owned subsidiary of Village) (“Purchaser”) entered into a sale of shares and claims agreement on 11 February
2012. Part A of the agreement was completed on 1 June 2012.
65 714 286 of the Consideration Shares will be held directly by DRDGOLD with a restriction on the sale of these shares for a period of six months commencing 2 May 2012, whilst the remaining 20 000 000 Consideration Shares will be held in escrow pending the outcome of the conditions precedent applicable to the Part B of the sale agreement.
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
12 months to
12 months to
Statement of cash flows
Jun 2012
Mar 2012 Jun 2011
30 Jun 2012
30 Jun 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Net cash inflow from operations
116.2
141.5 103.0
619.5
323.9
Net cash outflow from investing activities
(171.5)
(67.8) (114.6)
(411.6)
(335.1)
Net cash (out)/inflow from financing activities
(26.0)
(23.1) 1.3
(168.5)
81.3
Loans and other
(4.1)
(0.2) 1.3
(77.6)
132.2
Treasury shares acquired
(21.9)
(22.9) –
(44.8)
–
Dividends paid to owners of the parent
–
– –
(28.9)
(19.2)
Dividends paid to non-controlling interest holders
–
– –
(17.2)
(31.7)
(Decrease)/increase in cash and cash equivalents
(81.3)
50.6 (10.3)
39.4
70.1
Translation adjustment
–
– 0.8
–
0.8
Opening cash and cash equivalents
379.8
329.2 268.6
259.1
188.2
Closing cash and cash equivalents
298.5
379.8 259.1
298.5
259.1
Reconciliation of net cash inflow from operations
(Loss)/profit before taxation
(9.9)
77.0 9.6
261.0
113.2
(Loss)/profit from discontinued operations
(1.5)
6.9 (532.7)
134.5
(496.4)
(11.4)
83.9 (523.1)
395.5
(383.2)
Adjusted for:
Movement in gold in process
(35.1)
7.0 (30.6)
(14.7)
15.6
Depreciation and impairment
29.1
33.4 582.6
122.0
678.6
Movement in provision for environmental rehabilitation
36.5
10.8 35.3
59.2
52.6
share-based payments
1.4
0.8 0.9
4.1
3.5
(Gain)/loss on financial liabilities measured at amortised cost
–
– (33.5)
7.1
(17.1)
Loss/(profit) on disposal of assets
9.6
– (1.6)
9.6
(3.3)
Finance expense and unwinding of provisions
(0.6)
2.3 0.8
7.3
9.4
Growth in Environmental Trust Funds
(2.8)
(1.9) (2.8)
(8.3)
(8.4)
Other non-cash items
(5.7)
0.1 (11.9)
(8.5)
(14.3)
Taxation paid
(7.1)
(1.7) (0.4)
(17.3)
(6.2)
Working capital changes
102.3
6.8 87.3
63.5
(3.3)
Net cash inflow from operations
116.2
141.5 103.0
619.5
323.9
Quarter
Quarter
Quarter     11 months to   12 months to
Results of discontinued operation
Jun 2012
Mar 2012
Jun 2011    31 May 2012
30 Jun 2011
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Gold and silver revenue
140.6
339.8 285.6
1 240.1
1 185.8
Net operating costs
(150.7)
(281.1) (286.2)
(1 046.9)
(1 115.8)
Operating (loss)/profit
(10.1)
58.7 (0.6)
193.2
70.0
Depreciation
1.7
(1.8) (7.2)
(1.7)
(32.6)
Movement in provision for environmental rehabilitation
0.1
(1.0) (5.2)
0.3
(5.6)
Retrenchment cost
(1.5)
(42.2) –
(43.7)
–
Net operating (loss)/profit
(9.8)
13.7 (13.0)
148.1
31.8
Impairments
–
– (546.6)
–
(546.6)
Other income/(cost)
8.3
(6.8) 26.9
(13.6)
18.4
(Loss)/profit before taxation
(1.5)
6.9 (532.7)
134.5
(496.4)
Taxation
–
– 3.7
–
(2.5)
(Loss)/profit after taxation
(1.5)
6.9 (529.0)
134.5
(498.9)
cash flow from/(used in) discontinued operations
Net cash generated by operating activities
2.3
20.2 24.6
137.1
89.4
Net cash used in investing activities
(12.1)
(21.0)
(27.1)
(82.9)
(67.8)
Net cash from financing activities
–
– –
–
–
Net cash (used in)/from for the period
(9.8)
(0.8) (2.5)
54.2
21.6
2. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R68.6 million (FY2011: R75.6 million).
3. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD could from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (“JIBAR”) plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the year, DRDGOLD repaid the amount of R78 million.
4. SUBSEQUENT EVENTS
New DMTN programme
DRDGOLD issued notes totalling R111 million on 2 July 2012, consisting of R66 million and R45 million respectively, under the new DMTN Programme.
The different notes issued mature 24 and 36 months from the date of issue and bear interest at the three month JIBAR plus a margin ranging from 4.5%
to 5% per annum. The DMTN Programme is unconditionally guaranteed by the Group.

Restructuring of all surface operations
On 3 July 2012, DRDGOLD announced the restructuring of the group’s surface operations into Ergo in order to improve synergies, effect cost savings and have a simpler group structure. Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment
(“BEE”) partner, Khumo Gold SPV (Pty) Ltd (“Khumo Gold”) and 6% by the DRDSA Empowerment Trust.
Various transactions to give effect to the restructuring have been entered into, in terms of which:
•
DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership (ErgoGold – previously the Elsburg Gold Mining Joint Venture) to
Ergo for R200 million on loan account;
•
Crown Gold Recoveries (Pty) Ltd (“Crown”) sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
•
ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
•
Crown and ERPM will distribute their entire holdings in Ergo to sole shareholder EMO.
Consequently, EMO will hold 100% of Ergo.
All conditions for DRDGOLD’s disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRDA.
5. CONTINGENT LIABILITY
The case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (“AngloGold”) regarding litigation in terms of the Occupational Diseases in Mines and
Works Act (“ODIMWA”) was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favour of AngloGold. A further appeal that was lodged by Mr Manyaki was heard in the Constitutional Court in 2010.
Judgment in the Constitutional Court was handed down in March 2011. The judgment allows Mr Mankayi’s executor to proceed with the case in the High
Court of South Africa. Should anyone bring similar claims against DRDGOLD or any of its subsidiaries in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.
KEY OPERATING AND FINANCIAL RESULTS
(Unaudited)
Metric
Imperial
continuing
operations
Discontinued
operations*
Total
operations
continuing
operations
Discontinued
operations*
Total
operations
Ore milled (t’000)
underground    Jun 2012 Qtr
–
59
59
–
65
65
Mar 2012 Qtr – 135 135 – 149 149
Jun 2012 ytd – 569 569 – 627 627
surface  Jun 2012 Qtr
5 525
430
5 955
6 090
474
6 564
Mar 2012 Qtr 5 613 711 6 324 6 188 784 6 972
Jun 2012 ytd 21 603 2 725 24 328 23 811 3 004 26 815
Total   Jun 2012 Qtr
5 525
489
6 014
6 090
539
6 629
Mar 2012 Qtr 5 613 846 6 459 6 188 933 7 121
Jun 2012 ytd 21 603 3 294 24 897 23 811 3 631 27 442
yield (g/t) (oz/t)
underground    Jun 2012 Qtr
–
4.58
4.58
–
0.134
0.134
Mar 2012 Qtr – 4.55 4.55 – 0.132 0.132
Jun 2012 ytd – 3.99 3.99 – 0.117 0.117
surface  Jun 2012 Qtr
0.18
0.24
0.19
0.005
0.007
0.005
Mar 2012 Qtr 0.19 0.27 0.20 0.006 0.008 0.006
Jun 2012 ytd 0.20 0.27 0.20 0.006 0.008 0.006
Total    Jun 2012 Qtr
0.18
0.76
0.23
0.005
0.022
0.007
Mar 2012 Qtr 0.19 0.95 0.29 0.006 0.028 0.009
Jun 2012 ytd 0.20 0.91 0.29 0.006 0.027 0.008
Gold produced (kg)/(oz)
underground    Jun 2012 Qtr
–
270
270
–
8 681
8 681
Mar 2012 Qtr – 614 614 – 19 741 19 741
Jun 2012 ytd – 2 272 2 272 – 73 048 73 048
surface  Jun 2012 Qtr
1 002
104
1 106
32 216
3 342
35 558
Mar 2012 Qtr 1 087 193 1 280 34 947 6 205 41 152
Jun 2012 ytd 4 221 734 4 955 135 708 23 597 159 305
Total   Jun 2012 Qtr
1 002
374
1 376
32 216
12 023
44 239
Mar 2012 Qtr 1 087 807 1 894 34 947 25 946 60 893
Jun 2012 ytd 4 221 3 006 7 227 135 708 96 645 232 353
Cash operating costs
underground    Jun 2012 Qtr
–
536 652
536 652
–
1 974
1 974
(ZAR/kg) (us$/oz) Mar 2012 Qtr – 412 966 412 966 – 1 657 1 657
Jun 2012 ytd – 416 540 416 540 – 1 671 1 671
surface   Jun 2012 Qtr
302 221
161 413
288 981
1 161
596
1 108
Mar 2012 Qtr 267 044 136 617 247 378 1 074 547 994
Jun 2012 ytd 272 778 144 166 253 727 1 096 578 1 018
Total    Jun 2012 Qtr
302 221
432 307
337 579
1 161
1 590
1 278
Mar 2012 Qtr 267 044 346 875 301 059 1 074 1 391 1 209
Jun 2012 ytd 272 778 350 032 304 912 1 096 1 404 1 223
Cash operating costs
underground    Jun 2012 Qtr
–
2 456
2 456
–
264
264
(ZAR/t) (us$/t) Mar 2012 Qtr – 1 878 1 878 – 219 219
Jun 2012 ytd – 1 663 1 663 – 195 195
surface  Jun 2012 Qtr
55
39
54
6
4
6
Mar 2012 Qtr 52 37 50 6 4 6
Jun 2012 ytd 53 39 52 6 5 6
Total   Jun 2012 Qtr
55
331
77
6
35
9
Mar 2012 Qtr 52 331 88 6 39 10
Jun 2012 ytd 53 319 89 6 37 10
Gold and silver revenue
Jun 2012 Qtr
393.5
140.6
534.1
48.1
16.0
64.1
(ZAR million) (us$ million) Mar 2012 Qtr 458.3 339.8 798.1 59.3 43.5 102.8
Jun 2012 ytd 1 764.2 1 240.1 3 004.3 227.8 159.7 387.5
Operating profit/(loss)
Jun 2012 Qtr
114.8
(10.1)
104.7
13.8
(1.7)
12.1
(ZAR million) (us$ million) Mar 2012 Qtr 162.2 58.7 220.9 21.1 7.5 28.6
Jun 2012 ytd 622.2 193.2 815.4 80.3 24.9 105.2
Capital expenditure
Jun 2012 Qtr
82.5
12.1
94.6
10.3
1.4
11.7
(ZAR million) (us$ million) Mar 2012 Qtr 41.2 21.0 62.2 5.3 2.7 8.0
Jun 2012 ytd 236.2 82.9 319.1 30.4 10.7 41.1
* Discontinued operations represent Blyvoor.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Officer),
CC Barnes (Chief Financial Officer)

Independent non-executives: GC Campbell* (Non-Executive Chairman),
RP Hume, EA Jeneker, J Turk** • company Secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIëL PRETORIUS AT:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
6340/12
CASH OPERATING COSTS RECONCILIATION
R000 unless otherwise stated
Continuing
operations
Discontinued
operations*
Total
operations
Total cash costs
Jun 2012 Qtr
328 465
157 176
485 641
Mar 2012 Qtr 344 314 330 400 674 714
Jun 2012 ytd 1 322 672 1 117 622 2 440 294
Movement in gold in process
Jun 2012 Qtr
24 147
11 015
35 162
Mar 2012 Qtr (5 870) (1 202) (7 072)
Jun 2012 ytd 9 427 5 283 14 710
Less: Assessment rates, rehabilitation and other
Jun 2012 Qtr
22 218
1 419
23 637
Mar 2012 Qtr 27 159 2 597 29 756
Jun 2012 ytd 101 195 9 572 110 767
Less: Retrenchment costs
Jun 2012 Qtr
–
1 577
1 577
Mar 2012 Qtr – 42 170 42 170
Jun 2012 ytd – 43 747 43 747
Less: Corporate and general administration costs
Jun 2012 Qtr
27 568
3 512
31 080
Mar 2012 Qtr 21 008 4 503 25 511
Jun 2012 ytd 79 504 17 389 96 893
Cash operating costs
Jun 2012 Qtr
302 826
161 683
464 509
Mar 2012 Qtr 290 277 279 928 570 205
Jun 2012 ytd 1 151 400 1 052 197 2 203 594
Gold produced (kg)
Jun 2012 Qtr
1 002
374
1 376
Mar 2012 Qtr 1 087 807 1 894
Jun 2012 ytd 4 221 3 006 7 227
Total cash operating costs (R/kg)
Jun 2012 Qtr
302 221
432 307
337 579
Mar 2012 Qtr 267 044 346 875 301 059
Jun 2012 ytd 272 778 350 032 304 912
Total cash operating costs (us$/oz)
Jun 2012 Qtr
1 161
1 590
1 278
Mar 2012 Qtr 1 074 1 391 1 209
Jun 2012 ytd 1 096 1 404 1 223
* Discontinued operations represent Blyvoor.